Exhibit 1
Purchases of Common Stock of the Issuer in the past 60 days

DATE	SHARES PURCHASED	PRICE PER SHARE (US$)
6 December 2007	1,175,000	6.25
11 December 2007	2,000,000	6.36
12 December 2007	2,150,000	6.36